DOCUMENT-COUNT>              1
SROS>                        none
FILER>
     CIK>                    0001209709
     CCC>                    yesroi#7
     FILE-NUMBER>            333-117275
/FILER>
DOCUMENT>
     TYPE>                   424B3
     DESCRIPTION>            Citigroup Diversified Futures Fund L.P.
TEXT>

                          Citigroup Managed Futures LLC
                            399 Park Avenue 7th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:      Citigroup Diversified Futures Fund L.P.
         Supplement to Registration Statement on Form S-1
         File No. 333-117275

Ladies and Gentlemen:

     On Behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act 0f 1933, as amended, a Supplement dated January 31, 2005 to the Partnership's prospectus dated October 7, 2004.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/  Daniel R. McAuliffe, Jr.
     ------------------------
     Daniel R. McAuliffe, Jr.
     Chief Financial Officer and
     Director

Enclosures

                                    Citigroup
                          Diversified Futures Fund L.P.
                                  January 2005

The redemption value for Citigroup Diversified Futures Fund L.P. was $905.23 per unit at the end of January, down 7.1% for the month.

The late December reversal of the major trends in the currency and stock index sectors persisted into January leaving the Fund with a negative month. Contrary to advisors' positioning, the U.S. dollar rallied sharply in the first week of the month and held its new levels against major currencies for the remainder of the month and produced the Fund's largest losses.

The post-U.S. election rally in the equities markets gave way to selling in January, which resulted in losses for the Fund's trend-following advisors. Markets fell amid expectations that the Federal Reserve would aggressively raise interest rates in 2005 in order to keep inflation under control. The surge in energy prices exacerbated the sell-off in world equity markets.

The resurging energy prices proved unprofitable for the Fund's energy positions as crude oil again approached $50 a barrel due to colder than expected weather conditions, a decrease in U.S. crude stockpiles, uncertainty in the Middle East and production cuts by OPEC.

On the positive side, trading in interest rate contracts produced gains for the Fund helping to offset some of the month's losses. Other commodities markets were mixed with gains in grains offset by losses in metals and softs.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Consultant.

As of January 31, 2005, advisors to the Fund are Aspect Capital Limited, Drury Capital, Inc., Graham Capital Management L.P., John W. Henry & Company, Inc., Willowbridge Associates Inc., Winton Capital Management Limited and Capital Fund Management S.A.

Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                            For the Period January 1,
                            Through January 31, 2005

                                                       Percent
                                                     of Average
                                                     Net Assets
Realized losses from trading          $(31,671,828)     (3.93)%
Change in unrealized gains/losses
     from trading                      (23,596,581)     (2.92)
                                       -----------   --------
                                       (55,268,409)     (6.85)
Less, Brokerage commissions
     and clearing fees ($264,883)        4,146,682       0.51
                                       -----------      -----
Net realized and unrealized losses     (59,415,091)     (7.36)
Interest Income                          1,080,937       0.13
                                       -----------      -----
                                       (58,334,154)     (7.23)
Less, Expenses:
     Management fees                     1,276,373       0.16
     Other expenses                         61,022       0.01
                                       -----------      -----
                                         1,337,395       0.17
                                       -----------      ------
Net loss                               (59,671,549)     (7.40)%
                                                        ======
Additions (410.4753 G.P. units
at December 31, 2004 net asset
value per unit of $974.48)                 400,000
Additions (35,778.0560 L.P. units
at December 31, 2004 net asset
value per unit of $974.48)              34,865,000
Redemptions (7,259.8368 L.P. units
at January 31, 2005 net asset
value per unit of $905.23)              (6,571,822)
                                       -----------
Decrease in net assets                 (30,978,371)
Net assets December 31, 2004           804,324,637
                                       -----------
Net assets January 31, 2005           $773,346,266
                                       ===========
Net Asset Value per unit
  ($773,346,266 / 854,616.4049 Units)      $904.90
                                       ============
Redemption value per unit  (Note 1)        $905.23
                                       ============

Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $905.23.

The net asset value per unit of $904.90 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

   By: /s/ Daniel R. McAuliffe, Jr.
        ---------------------------------
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director
   Citigroup Managed Futures LLC
   General Partner, Citigroup
   Diversified Futures Fund L.P.